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                                                            Filed by: EGL, Inc.
                      Pursuant to Rule 425 under the Securities Act of 1933 and
                                        deemed filed pursuant to Rule 14a-12 of
                                            the Securities Exchange Act of 1934

                              Subject Company: Circle International Group, Inc.
                                                 Commission File No.: 000-08664

                                                     Subject Company: EGL, Inc.
                                                 Commission File No.: 000-27288

                             KEY MESSAGES-EMPLOYEES
                             ----------------------
o Employees of both organizations will continue to maintain our high standards of customer service

o  Offers employees broader job advancement/growth opportunities

o  Both management teams will run the organization

o Significant advancements in technology will accelerate productivity and growth within our organization

o  Minimal overlap of employees

o  Strong and secure financial organization

o  Strong employee training and development emphasis


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                             KEY MESSAGES-FINANCIAL
                             ----------------------
o Financial strength - combined cash in excess of $100 million, with minimal debt

o  Combination provides positive earnings outlook

o  Mitigates economic risks for both companies

o  Combined revenue in excess of $1.4 billion for 1999

o Combined market capitalization of approximately $1.5 billion (based on June 30 EGL stock price)

o More than 350 operating facilities worldwide in over 100 countries, employing more than 8,200 associates


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                             KEY MESSAGES-CUSTOMERS
                             ----------------------
o  Established/credible industry reputations

o  Highly trained professionals to serve international and domestic facilities

o  One-stop global logistics solutions and services for our clients' needs

o  Seamless, worldwide network of 350 operating facilities in over 100 countries

o Advanced web-enabled technology that affords us the ability of global tracking and document imaging o Industry leader in both international and domestic markets



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                                INVESTOR NOTICE

EGL plans to file with the Securities and Exchange Commission ("SEC") a registration statement on Form S-4. In the connection with the merger, EGL and Circle expect to mail a joint proxy statement/prospectus, which will be part of the registration statement, to shareholders of EGL and Circle containing information about the merger. Shareholders of EGL and Circle are urged to read the joint proxy statement/prospectus included in the registration statement when it is filed and any other relevant documents filed with the SEC. The joint proxy statement/prospectus will contain important information about EGL, Circle, the merger, the persons soliciting proxies related to the merger, and related matters that should be considered by shareholders before making any decision regarding the merger and related transactions. Once they are filed with the SEC, the registration statement, joint proxy statement prospectus and other documents will be available free of charge on the SEC's web site at http://sec.gov and from Michael Slaughter, Vice President Investor Relations, at 281-618-3428. In addition to the registration statement and the joint proxy statement/prospectus, EGL files annual, quarterly and special reports, proxy statements and other information with the SEC that are also available free of charge at the SEC's web site and from the EGL contact listed above.

In addition, the identity of the people who, under SEC rules, may be considered "participants in the solicitation" of EGL shareholders and Circle shareholders in connection with the proposed merger, and any description of their interests, is available in an SEC filing under Schedule 14A made by both EGL and Circle on July 3, 2000.